UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts binding phase of power generation companies

—

Rio de Janeiro, September 11 , 2020 - Petróleo Brasileiro S.A. - Petrobras, following up on the press release disclosed on 07/06/2020, informs the beginning of the binding phase regarding the sale of its stakes in five power generation companies: Brasympe Energia S.A. (“Brasympe”), Energética Suape II S.A. (“Suape II”), Termoelétrica Potiguar S.A. (“TEP”), Companhia Energética Manauara S.A. (CEM) and Brentech Energia S.A. (Brentech).

The potential buyers qualified for the binding phase will receive a process letter with detailed instructions on the divestment process, including guidelines for due diligence and the submission of binding proposals.

This disclosure complies with Petrobras internal rules and the special regime of asset divestment by federal mixed capital companies, provided for in Decree 9,188/2017.

This transaction is in line with the portfolio optimization and the improvement of Petrobras’ capital allocation, aiming at maximizing value for its shareholders.

About the companies

Petrobras owns 20% of Brasympe, which in turn owns 60% of Termocabo S.A., which owns a fuel oil-fired thermoelectric plant located in Pernambuco, with an installed capacity of 49.7 MW.

Petrobras owns 20% of Suape II, which owns a fuel oil-fired thermoelectric plant located in Pernambuco, with an installed capacity of 381.25 MW.

Petrobras holds 20% of TEP, which is a holding company with a 60% stake in Companhia Energética Manauara S.A. (CEM) and 70% in Areia Energia S.A. and Água Limpa Energia S.A., owners of small hydroelectric plants, located in Tocantins, with installed capacity of 11.4 MW and 14 MW, respectively.

Petrobras holds 40% of the CEM, which has a bi-fuel (diesel and natural gas) thermoelectric plant located in Amazonas with 85.4 MW of installed capacity.

Petrobras owns 30% of the Brentech, owner of the Usina Termelétrica Goiânia II diesel-powered, located in Goiás, with an installed capacity of 140.3 MW.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer